SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected historical consolidated financial data as of the dates and for each of the periods indicated. The information set forth below is not necessarily indicative of future results and should be read in conjunction with (i) our historical audited consolidated financial statements for the year ended June 30, 2006 included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on December 8, 2006; and (ii) “Operating and Financial Review and Prospects” and our historical unaudited interim condensed consolidated financial statements, which are included elsewhere herein.

The selected consolidated financial data set forth below have been derived from our unaudited condensed consolidated financial statements and the notes thereto included elsewhere herein.

Australian Equivalents to International Financial Reporting Standards (“A-IFRS”) differ in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please refer to Note 9 to the unaudited condensed consolidated financial statements included elsewhere herein for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity to U.S. GAAP for the periods and as of the dates indicated.

	Six Months Ended December 31,
	2006	2005
	(In thousands of Australian dollars, except per share amounts)

STATEMENT OF OPERATIONS DATA:

A-IFRS
Revenue	2,120	42
Loss before income tax	(127,142)	(13,071)
Net loss	(100,742)	(10,703)
Loss per share - basic and diluted	(0.25)	(0.05)

	As of
	December 31, 2006	June 30, 2006
	(In thousands of Australian dollars)
BALANCE SHEET DATA:

A-IFRS
Total assets	123,576	235,486
Net assets	83,820	175,033
Long-term debt	5,471	3,940
Contributed equity	233,097	230,377

	Six Months Ended December 31,
	2006	2005
	(In thousands of Australian dollars, except per share amounts)
STATEMENT OF OPERATIONS DATA:

U.S. GAAP
Revenue	2,120	42
Loss from operations	(19,747)	(47,352)
Net loss	(40,453)	(45,013)
Loss per share - basic and diluted	(0.10)	(0.20)

	As of
	December 31, 2006	June 30, 2006
	(In thousands of Australian dollars)
BALANCE SHEET DATA:

U.S. GAAP
Total assets	193,409	219,903
Net assets	144,213	172,598
Long-term debt	5,375	3,940
Contributed equity	288,620	269,362

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition, and results of operations of the company. The words “estimate”, “project”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the notes thereto included elsewhere herein. Our condensed consolidated financial statements have been prepared in accordance with A-IFRS and reconciled to U.S. GAAP. The operating and financial review that follows covers the six months ended December 31, 2006 and the comparable period for 2005.

In this Report, references to “A$” are to Australian dollars and references to “US$” and “US dollars” are to United States (“U.S.”) dollars, except for in the financial statements, where references to “$” are to Australian dollars and references to “US$” are to U.S. dollars.

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the "Company", is incorporated in Perth, Australia. We are a global bio-nanotech company focusing on the development of products utilizing our proprietary technologies for targeted and controlled drug delivery. We are developing three key technologies, as follows:

•
Durasert™: This technology uses a drug core with one or more surrounding polymer layers. The drug permeates through the polymers into the body at a controlled and pre-determined rate for periods of up to three years in our approved products. We believe that this technology may allow delivery periods of up to 10 years. Two products based on this technology have been developed and approved by the U.S. Food and Drug Administration (“FDA”): Vitrasert®, for AIDS-associated cytomegalovirus infections of the eye, and Retisert®, for uveitis. These two products are licensed to and marketed by Bausch & Lomb. A third product utilizing the technology, Medidur™, is partnered with Alimera Sciences and is in Phase III clinical trials for the treatment of diabetic macular edema (“DME”). The technology is also being evaluated by a number of pharmaceutical companies for the delivery of their proprietary therapeutics for both ophthalmic and non-ophthalmic disease indications. A sub-category of our Durasert technology is our biodegradable drug delivery device technology, which we identify under the Zanisert™ trademark.

•
BioSilicon™: This technology uses nanostructured elemental silicon. This novel-porous biomaterial has been shown to be both biodegradable and biocompatible. For the delivery of therapeutics it has been shown to enhance dissolution and bioavailability of poorly soluble molecules and to provide controlled release. BrachySil™, our lead BioSilicon application, is a targeted oncology product, which is presently in Phase II clinical trials for the treatment of both primary liver cancer and pancreatic cancer. The product is licensed to the Beijing Med-Pharm Corporation for China, Hong Kong and Macau. BioSilicon is also being evaluated for the delivery of proprietary molecules in partnership with pharmaceutical and biotechnology companies, for oral and sub-cutaneous dosage forms. It also has potential applications in diagnostics, nutraceuticals and food packaging.

•
CODRUG™: Our third drug delivery technology, CODRUG, allows for the simultaneous release of two or more drugs at a controlled rate from the same product. It involves chemically linking two or more drugs together in such a manner that, once administered in the body, they separate into the original active drug. A library of CODRUG compounds has been synthesized and Phase I clinical trials have been undertaken in post-surgical pain and two dermatological indications.

On May 18, 2001, the Company re-listed on the Australian Stock Exchange (ASX Code: PSD). Our shares are also listed on the NASDAQ Global Market under the ticker symbol PSDV, in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI Securities Code (WKN) 358705), and in the United Kingdom (“U.K.”) on the OFEX International Market Service under the ticker symbol PSD.

A. OPERATING RESULTS

As a result of the acquisition of pSivida, Inc. (formerly Control Delivery Systems, Inc., or CDS) in December 2005, there was a significant shift in both revenues and expenses from Australian dollars to US dollars. As a result, the majority of the Company’s revenue and expense transactions are now denominated in US dollars and, to a lesser extent, in Australian dollars and Pounds Sterling.

Overview

On September 26, 2006, we issued three new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.65 million) to institutional investors. The notes were initially convertible into pSivida American Depositary Shares (“ADSs”) at a conversion price of US$2.00 per ADS (A$0.27 per ordinary share), subject to adjustment based on certain events or circumstances, including if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 is lower than the then current conversion price. The notes bear interest at a rate equal to 8% per annum, and mature three years from issuance. Interest is payable quarterly in arrears in cash or, under certain circumstances, ADSs at an 8% discount to the ten day volume-weighted average closing price. We also issued warrants to the security holders to purchase 2,925,001 ADSs exercisable for five years with an exercise price of US$2.00 per ADS. We also entered into a registration rights agreement pursuant to which we agreed to file a registration statement covering the resale of the ADSs underlying the notes and the warrants as soon as practicable and to have the registration statement declared effective on or before January 1, 2007. We filed the registration statement on March 6, 2007 and it was declared effective by the SEC on March 9, 2007. We paid US$147,000 (A$186,000) of registration rights penalties to the investors through the effective date. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if the price of our ADSs remains above two times the conversion price for a period of 25 days. The proceeds of the issuance were to be used for general corporate purposes.

On October 17, 2006, we signed a letter of agreement further revising the terms of the November 16, 2005 subordinated convertible promissory note with an institutional investor. Pursuant to that agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the note, and instead the net cash balance required to be held by us through that date was reduced to US$1.5 million (A$2.1 million). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed our 2006 audited U.S. GAAP-reconciled financial statements. We filed those financial statements on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we were required to make a one-time payment to the investor of US$800,000 (A$1.1 million) on December 28, 2006 for registration rights penalties through the date of the letter agreement and three payments of US$150,000 (A$205,000) on January 31, 2007, February 28, 2007 and March 30, 2007. In connection with an amendment agreement dated December 29, 2006, we and the investor agreed, among other things and subject to closing, to waive the cash-balance test until March 30, 2007, to defer our scheduled payment of US$800,000 and to extend general forbearance for any prior, existing or future defaults until the earlier of the closing of a pending transaction with another party or March 31, 2007 and to add US$306,000 (A$388,000) to the principal of the note, which amount represented the approximate value of the ADSs that we would have issued in order to satisfy our quarterly interest payment due on January 2, 2007 had we qualified to pay with ADSs. As a result of a subsequent sale of ordinary shares in February 2007 (see below), we believe that we have met the conditions for permanent release from the cash balance requirement.

On November 13, 2006, we signed a non-binding Memorandum of Understanding (“MOU”) with Nordic Biotech Advisors. The MOU provided for Nordic Biotech II K/S or affiliates and co-investors (collectively, Nordic) to make a US$4.0 million (A$5.2 million) corporate investment in pSivida and a US$22.0 million (A$28.5 million) investment over time in a “Special Purpose Vehicle” (“SPV”) to fund the expected amount of our portion of costs to develop our lead ophthalmic development product, MedidurTM for the treatment of the chronic eye disease DME. If consummated, we would receive a total of US$5.0 million (A$6.5 million) consisting of the US$4.0 million (A$5.2 million) equity investment and a payment by the SPV to pSivida of US$1.0 million (A$1.3 million). The transaction is subject, amongst other things, to completion of due diligence and final documentation.

On December 20, 2006, we issued 14,330,768 fully paid ordinary shares to Australian and European investors at A$0.26 each (US$2.00 per ADS) to raise A$3.7 million (US$2.9 million) before costs. Each share was sold with two free attached options at an exercise price of A$0.26 and a term of four years.

On December 20, 2006, we announced that Dr. Roger Aston had been reappointed to the Board of Directors.

On December 26, 2006, we entered into an exclusive negotiation period with a major global pharmaceutical company to acquire a worldwide royalty-bearing license to make, use and sell products using our drug delivery technologies. The pharmaceutical company has agreed to make payments totaling US$990,000 (A$1.3 million) in exchange for the exclusive right, for a period of three months, to negotiate a licensing agreement with us and to fund the cost of a pre-clinical study.

On January 9, 2007, we entered into a drug delivery licensing agreement with a U.S. research company to develop our proprietary Durasert, Zanisert and CODRUG drug delivery technologies for infectious diseases and diseases of the ear. Under the terms of the license, the research company received exclusive rights to our technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be borne by the research company and we will be entitled to receive royalties and milestone payments.  In addition, we granted the research company co-exclusive rights to the Durasert, Zanisert and CODRUG drug delivery technologies for other infectious diseases. Under this arrangement, either company can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication.

On January 24, 2007, we announced the retirement of Dr. Roger Brimblecombe as Executive Chairman and acting Chief Executive Officer. We also announced the appointments of Dr. Paul Ashton as our Managing Director and Dr. David J. Mazzo as our Chairman of the Board.

On January 29, 2007, we announced that Retisert had been allocated a product-specific reimbursement code by the Center for Medicare Services (“CMS”) in the United States. The new code replaced the prior hospital outpatient code. CMS also published a payment rate for the code of US$19,345, or 106% of the average sales price for the product. The new code and the Medicare payment rate are effective as of January 1, 2007. Private insurers may pay at different rates than Medicare.

On February 22, 2007, we issued 50,044,132 ordinary shares to Australian, European and U.S. investors at A$0.23 per share for total proceeds of A$11.5 million (US$9.1 million) before costs. Each ordinary share was sold along with options to purchase two additional shares exercisable for four years at an exercise price of A$0.23 per share. As a result of this additional funding, we believe that we have met the conditions for permanent release from the cash balance requirements associated with our convertible note that was issued on November 16, 2005, as amended. In addition, the pricing of these units has triggered an adjustment of the conversion price of that convertible note and of our convertible notes that were issued September 26, 2006 from US$2.00 per ADS to the current rate of US$1.62 per ADS.

Recently Issued Accounting Pronouncements Applicable to pSivida

Australian Pronouncements

Please refer to Note 1 of the unaudited interim condensed consolidated financial statements for recently issued but not yet adopted accounting pronouncements in Australia that are applicable to the Company.

United States Pronouncements

Please refer to Note 10(b) of the unaudited interim condensed consolidated financial statements for recently issued but not yet adopted accounting pronouncements in the U.S. that are applicable to the Company.
Exchange Rate Information

The following table sets forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into the US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, which we refer to as the noon buying rate.

Month	High	Low
October 2006	0.7743	0.7434
November 2006	0.7896	0.7629
December 2006	0.7914	0.7795

January 2007	0.7960	0.7724
February 2007	0.7933	0.7726
March 2007	0.7728	0.8104

The noon buying rate on March 30, 2007 was US$0.8104 = A$1.00.

Six months ended December 31,	At period end	Average rate	High	Low
2005	0.7342	0.7519	0.7739	0.7261
2006	0.7884	0.7639	0.7914	0.7407

Results of Operations for the Six Months Ended December 31, 2006 Compared to the Six Months Ended December 31, 2005

The following table includes consolidated statements of operations information as a reference for management’s discussion and analysis that follows thereafter.

			Increase
	Six Months Ended December 31,		(Decrease)	% Change
	2006	2005	2005 to 2006	2005 to 2006
	(In thousands of Australian dollars, except percentages)

Revenue	2,120	42	2,078	4,947.6%
Other income	119	255	(136)	(53.3)%
Research and development - impairment of
intangible assets	(83,352)	-	(83,352)	na
Research and development - other	(14,486)	(9,017)	(5,469)	60.7%
Selling, general and administrative	(10,192)	(4,370)	(5,822)	133.2%
Interest and finance costs	(8,210)	(288)	(7,922)	2,750.7%
Change in fair value of derivative	2,707	-	2,707	na
Loss on extinguishment of debt	(16,028)	-	(16,028)	na
Foreign exchange gain	180	307	(127)	(41.4)%

Loss before income tax	(127,142)	(13,071)	(114,071)	872.7%
Deferred income tax benefit	26,400	2,368	24,032	1,014.9%
Loss for the period	(100,742)	(10,703)	(90,039)	841.3%

na = not applicable

Net Loss

For reasons described further below, our net loss increased to A$100.7 million for the six months ended December 31, 2006 from A$10.7 million for the six months ended December 31, 2005, an increase of A$90.0 million, or 841.3%. The increase in net loss in the 2006 period versus the 2005 period was primarily attributable to (i) A$83.4 million of intangible asset impairment write-downs; (ii) $16.0 million of loss on extinguishment of debt; (iii) a A$7.9 million increase in interest and finance costs, including registration rights penalties, principally related to convertible note transactions; and (iv) the inclusion of the operations of pSivida Inc. (formerly CDS) which was acquired on December 30, 2005. These increased expenses were partially offset by an increased deferred income tax benefit of A$24.0 million, primarily attributable to the reduction of net deferred tax liabilities associated with asset impairment write-downs.

Revenue

Revenue was A$2.1 million for the six months ended December 31, 2006 compared to A$42,000 for the six months ended December 31, 2005, an increase of A$2.1 million. The increase in revenue was attributable to royalty and collaborative research and development revenue from pSivida, Inc.

Other Income

Other income was A$119,000 for the six months ended December 31, 2006 compared to A$255,000 for the six months ended December 31, 2005, a decrease of A$136,000 or 53.3%. Other income consisted primarily of interest income and the decrease was attributable to reduced levels of interest-bearing cash equivalents held during the current period.

Research and Development - Impairment of Intangible Assets

Research and development - impairment of intangible assets was A$83.4 million for the six months ended December 31, 2006 compared to A$ Nil for the six months ended December 31, 2005. In December 2006, as more fully discussed in Note 4 of our unaudited condensed consolidated financial statements, we identified specific events that were deemed to be indicators of potential impairment of our intangible assets. The required analysis under A-IFRS resulted in asset impairment write-downs totaling A$83.4 million attributable to our Retisert patents and to our patents, licenses and related in-process research and development associated with our BrachySil product candidates.

Research and Development - Other

Research and development - other was A$14.5 million for the six months ended December 31, 2006 compared to A$9.0 million for the six months ended December 31, 2005, an increase of A$5.5 million, or 60.7%. This increase was principally due to A$6.1 million related to the operations of pSivida, Inc. (acquired on December 30, 2005), which included A$3.5 million of amortization of patents, partially offset by A$500,000 of staff and development program cost reductions in our U.K. research and development operations.

Selling, General and Administrative

Selling, general and administrative costs were A$10.2 million for the six months ended December 31, 2006 compared to A$4.4 million for the six months ended December 31, 2005, an increase of A$5.8 million, or 133.2%. This increase was primarily attributable to (i) a A$1.1 million increase in audit fees resulting from the increased complexity of our operations, including the acquisition of CDS on December 30, 2005, convertible note transactions and related registration statement filings and required A-IFRS to U.S. GAAP reconciliations; (ii) a A$744,000 increase in other professional fees attributable to potential financings and strategic collaborations, convertible note renegotiations and registration statement filings; and (iii) approximately A$3.7 million of other operating expenses related to pSivida Inc. as a result of the CDS acquisition in December 2005.

Interest and Finance Costs

Interest and finance costs were A$8.2 million for the six months ended December 31, 2006 compared to A$288,000 for the six months ended December 31, 2005, an increase of A$7.9 million. Interest and finance costs for the six months ended December 31, 2006 were predominantly related to the issuance of convertible notes in November 2005 and September 2006, and consisted of A$967,000 of interest expense, A$3.7 million of amortization of debt discount and issuance costs and A$3.2 million of registration rights penalties.

Change in Fair Value of Derivative

Change in fair value of derivative represented a A$2.7 million reduction in the embedded conversion option liability for the six months ended December 31, 2006 compared to A$ Nil for the six months ended December 31, 2005. This was a direct result of the issuance of convertible promissory notes in November 2005 and September 2006, whereby the value of the derivatives embedded in the loan note were initially determined at fair value and revalued on a marked to market basis during the period.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was A$16.0 million for the six months ended December 31, 2006 compared to A$ Nil for the six months ended December 31, 2005. During 2006, we entered into certain amendment agreements related to our convertible promissory note that was issued to an institutional investor on November 16, 2005. As more fully described in Note 5 of our unaudited condensed consolidated financial statements, the substantial modifications of the terms of the September 14, 2006 and December 29, 2006 amendments required that the then existing financial liability be accounted for as an extinguishment of the original liability and the recognition of a new financial liability.

Foreign Exchange Gain

Foreign exchange gain was A$180,000 for the six months ended December 31, 2006 compared to A$307,000 for the six months ended December 31, 2005, a decrease of A$127,000 or 41.4%. The unrealized foreign exchange gains for the six months ended December 31, 2006 were primarily attributable to the effect of a weaker U.S. functional currency in relation to cash deposits held in Australian dollars and Pounds Sterling. The unrealized foreign exchange gains for the six months ended December 31, 2005 were primarily attributable to a weaker Australian functional currency in relation to cash deposits held in U.S. dollars and Pounds Sterling. As a result of the acquisition of CDS on December 30, 2005, we changed our functional currency, effective January 1, 2006, from the Australian dollar to the U.S. dollar. The decrease in the amount of unrealized gains for the six months ended December 31, 2006 compared to the comparable period of the prior year was due principally to lower levels of cash deposits maintained outside of our functional currency.

Deferred Income Tax Benefit

Deferred income tax benefit was A$26.4 million for the six months ended December 31, 2006 compared to A$2.4 million for the six months ended December 31, 2005, an increase of A$24.0 million. This increase was primarily attributable to the reduction of net deferred tax liabilities associated with the A$83.4 million of intangible asset impairment write-downs during the period.

Inflation and Seasonality

We believe that inflation has not had a material impact on our operations or financial condition and that our operations are not currently subject to seasonal influences.

Conditions in Australia

pSivida is incorporated under the laws of, and our principal offices are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

B. LIQUIDITY AND CAPITAL RESOURCES

We have incurred operating losses since inception, and at December 31, 2006, we had an accumulated deficit during the development stage of A$153.9 million. Since our inception, we have relied primarily on the proceeds from sales of our equity and debt securities, license fees and collaboration payments to fund our operations.

Cash and cash equivalents totaled A$5.4 million at December 31, 2006 compared to A$15.4 million at June 30, 2006. Under the terms of our convertible note that was issued on November 16, 2005, as amended, we had a requirement to maintain net cash balances in excess of US$1.5 million at December 31, 2006. As a result of the subsequent consummation of a placement of ordinary shares with detachable options on February 22, 2007, we believe that we have met the conditions for permanent release from the cash balance requirements under the terms of the amended convertible note.

Net cash used in operating activities totaled A$13.7 million for the six months ended December 31, 2006 compared to A$8.7 million for the six months ended December 31, 2005. Payments to suppliers, employees and consultants for the six months ended December 31, 2006 and 2005 were A$8.6 million and A$4.3 million, respectively. This increase was primarily attributable to the operations of pSivida Inc. (formerly CDS), which was acquired on December 30, 2005. Research and development expenditures for the six months ended December 31, 2006 and 2005 were A$5.0 million and A$5.2 million, respectively. Research and development expenditures of pSivida Inc. were offset by staffing and development program cost reductions in our U.K. research and development operations. Interest payments of A$797,000 for the six months ended December 31, 2006 (A$ Nil in the prior year period) were attributable to our convertible note borrowings.

Net cash used in investing activities totaled A$69,000 for the six months ended December 31, 2006 compared to A$1.9 million for the six months ended December 31, 2005. Cash flows from investing activities during the six months ended December 31, 2005 included A$1.1 million of cash paid on the acquisition of CDS (net of cash acquired). The decrease in net cash used in investing activities was also attributable to a A$774,000 reduction in the level of expenditures for purchases of property, plant and equipment following the completion of our clean room facility in Germany during the six months ended December 31, 2005.

Net cash flows from financing activities totaled A$4.2 million for the six months ended December 31, 2006 compared to A$25.1 million for the six months ended December 31, 2005. Cash flows from financing activities during the six months ended December 31, 2006 included the following:

■	in September 2006, we issued new subordinated convertible promissory notes in the principal amount of US$6.5 million (A$8.5 million), net of US$1.1 million (A$1.4 million) of borrowing costs;

■
in connection with amendments to our convertible promissory note that was issued on November 16, 2005, we repaid US$2.5 million (A$3.3 million) of the note principal and paid US$1.3 million (A$1.7 million) of fees and borrowing costs;

■	in connection with registration rights agreements, we paid US$1.3 million (A$1.7 million) of penalties, primarily related to our convertible promissory note that was issued on November 16, 2005; and

■	in December 2006, we issued 14,330,768 ordinary shares at A$0.26 per share, raising A$3.7 million (US$2.9 million) before costs.

Cash flows from financing activities during the six months ended December 31, 2005 included the following:

■
in September 2005, we issued 665,000 ADSs (representing 6,650,000 of our ordinary shares) at a price of US$6.50 (A$8.48) each, raising A$5.6 million before costs of A$469,000 through a private investment in public equity (“PIPE”); and

■	in November 2005, we issued a subordinated convertible promissory note in the principal amount of US$15.0 million (A$20.5 million) before costs of A$607,000 to an institutional investor.

Our existing convertible promissory notes in the aggregate principal amount of US$18.8 million (A$23.8 million based upon the exchange rate at December 31, 2006) are currently convertible into ADSs at US$1.62 per ADS (A$0.21 per ordinary share based upon the exchange rate at December 31, 2006). The conversion price is subject to downward adjustment under certain circumstances, including if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 is lower than the then current conversion price. Additionally, with respect to our convertible promissory note that was issued on November 16, 2005, as amended, in the current principal amount of US$12.6 million, the investor has the unilateral right to redeem up to 50% of the note principal at July 31, 2007 and January 31, 2008. The investors of our subordinated convertible notes issued September 26, 2006, with a current principal balance of US$6.2 million, have conditional redemption rights for up to 50% of note principal at August 14, 2008 and February 14, 2009; provided, however, that any such qualifying redemption rights are subject to prior payment in full of our initial convertible promissory note that was issued on November 16, 2005.

On February 22, 2007, we issued 50,044,132 ordinary shares at A$0.23 per share for total proceeds of A$11.5 million (US$9.1 million) before costs. Each ordinary share was sold along with options to purchase two additional shares exercisable for four years at an exercise price of A$0.23 per share.

On December 29, 2006, pursuant to an amendment agreement with respect to the subordinated convertible promissory note that we issued on November 16, 2005 to an institutional investor, we received conditional forbearance with respect to any defaults through March 31, 2007 or such earlier date, as defined, including deferral to such date of the payment of US$800,000 of registration rights penalties associated with an earlier letter agreement and the addition of US$306,000 (A$388,000) to the principal of the note, which amount represents the approximate value of the ADSs that we would have issued in order to satisfy our quarterly interest payment due on January 2, 2007 had we qualified to pay with ADSs. We also received a conditional extension of time to file an additional registration statement to register ADSs issuable upon exercise of the Series A and Series C warrants for a period of ten days following March 31, 2007 or such earlier date, as defined, the failure of which would result in additional registration rights penalties.

With respect to our subordinated convertible promissory notes issued on September 26, 2006 to institutional investors, we were required to register with the SEC by January 1, 2007 the resale of ADSs issuable to the investors. Our registration statement was declared effective by the SEC on March 9, 2007. We have paid US$147,000 of registration rights delay penalties to the investors through the effective date.

Our existing cash resources are not likely to be sufficient to support the commercial introduction of any of our current product candidates. In order to finance our operations, we will need to raise additional funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. Our future funding requirements will depend upon many factors, including, but not limited to:

▪	The costs and timing of obtaining regulatory approvals;
▪	The costs and timing of obtaining, enforcing and defending our patents and intellectual property;
▪	The progress and success of pre-clinical and clinical trials of BioSilicon™ and Durasert™;
▪	The timing and amounts of Retisert™ product sales resulting in royalty revenue;
▪	The progress of our existing, and new, research and development programs; and
▪	The success, if any, related to ongoing and new evaluations of our technology by third parties.

We do not know if any such additional financings will be available when needed or on terms favorable to us or our stockholders. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research or development programs or to obtain funds through collaborations with others that are on unfavorable terms or that may require us to relinquish certain rights to our technologies or products, potentially including our Medidur™ product that we would otherwise seek to develop in collaboration with Alimera or our lead BioSilicon™ product that we would otherwise seek to develop on our own.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(Unaudited)

	Six months ended December 31,
	2006	2005
	$'000	$'000

Revenue	2,120	42
Other income	119	255
Research and development - impairment
of intangible assets	(83,352)	-
Research and development - other	(14,486)	(9,017)
Selling, general and administrative	(10,192)	(4,370)
Interest and finance costs	(8,210)	(288)
Change in fair value of derivative	2,707	-
Loss on extinguishment of debt	(16,028)	-
Foreign exchange gain	180	307
Loss before income tax	(127,142)	(13,071)
Deferred income tax benefit	26,400	2,368
Loss for the period	(100,742)	10,703

Loss per share:
Basic and diluted	(0.25)	(0.05)

Notes to the financial statements are included on pages 15 to 39.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(Unaudited)

	As at
	December 31,	June 30,
	2006	2006
	$'000	$'000

Current assets
Cash and cash equivalents	5,380	15,447
Trade and other receivables, net	2,053	1,001
Other	372	632
Total current assets	7,805	17,080

Non-current assets
Property, plant and equipment, net	1,764	3,140
Goodwill	50,826	53,159
Other intangible assets, net	63,181	162,107
Total non-current assets	115,771	218,406
Total assets	123,576	235,486

Current Liabilities
Trade and other payables	10,919	7,416
Deferred revenue	2,192	2,668
Borrowings	6,011	11,220
Other financial liabilities	10,984	2,465
Provisions	141	193
Total current liabilities	30,247	23,962

Non-current liabilities
Borrowings	5,471	3,940
Deferred tax liabilities, net	4,038	32,551
Total non-current liabilities	9,509	36,491
Total liabilities	39,756	60,453
Net assets	83,820	175,033

Commitments and contingencies (Note 7)

Equity
Issued capital	233,097	230,377
Reserves	8,393	1,584
Deficit accumulated prior to development stage	(3,813)	(3,813)
Deficit accumulated during development stage	(153,857)	(53,115)
Total equity	83,820	175,033

Notes to the financial statements are included on pages 15 to 39.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands)
(Unaudited)

				Employee
		Foreign		equity-
		currency	Option	settled
	Issued	translation	premium	benefits	Accumulated
	capital	reserve	reserve	reserve	losses	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance at July 1, 2005	107,883	(350)	293	632	(28,762)	79,696

Loss for the period	-	-	-	-	(10,703)	(10,703)
Foreign currency translation
adjustment	-	(40)	-	-	-	(40)
Total recognized income
and expense	-	(40)	-	-	(10,703)	(10,743)
Shares issued, net of issue costs	117,014					117,014
Equity portion of convertible note	-	-	1,720	-	-	1,720
Share-based compensation attributable
to options and warrants issued	-	-	759	785	-	1,544
Balance at December 31, 2005	224,897	(390)	2,772	1,417	(39,465)	189,231

Balance at July 1, 2006	230,377	(3,024)	2,687	1,921	(56,928)	175,033

Loss for the period	-	-	-	-	(100,742)	(100,742)
Foreign currency translation
adjustment	-	(7,769)	-	-	-	(7,769)
Total recognized income
and expense	-	(7,769)	-	-	(100,742)	(108,511)
Shares issued, net of issue costs	911	-	-	-	-	911
Warrants issued in connection with
convertible note transactions	-	-	14,755	-	-	14,755
Conversions of convertible notes	696	-	-	-	-	696
Share-based compensation attributable
to non-vested ADSs, options and
warrants issued	1,113	-	(2)	(175)	-	936
Balance at December 31, 2006	233,097	(10,793)	17,440	1,746	(157,670)	83,820

Notes to the financial statements are included on pages 15 to 39.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(Unaudited)

	Six Months Ended December 31,
	2006	2005
	$'000	$'000

Cash flows from operating activities
Receipts from customers	526	-
Payments to suppliers, employees and
consultants	(8,561)	(4,256)
Research and development expenditure paid	(4,973)	(5,219)
Interest paid	(797)	-
Interest received	119	246
Income received in advance	-	494
Other revenue received	5	42
Net cash used in operating activities	(13,681)	(8,693)

Cash flows from investing activities
Purchase of property, plant and equipment	(69)	(843)
Proceeds from sale of property, plant and
equipment	-	21
Net cash paid for acquisition of business	-	(1,086)
Net cash used in investing activities	(69)	(1,908)

Cash flows from financing activities
Proceeds from issue of ordinary shares
and options	3,854	5,636
Payment of share issue costs	(3)	(469)
Proceeds from borrowings	8,512	20,500
Payment of finance costs	(4,854)	(607)
Repayment of borrowings	(3,274)	-
Net cash provided by financing activities	4,235	25,060

Net (decrease) / increase in cash and
cash equivalents	(9,515)	14,459

Cash and cash equivalents at the
beginning of the period	15,447	12,892

Effects of exchange rate changes on the
balance of cash and cash equivalents
held in foreign currencies	(552)	332
Cash and cash equivalents at the end
of the period	5,380	27,683

Notes to the financial statements are included on pages 15 to 39.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

1.	Summary of significant accounting policies

Background

pSivida Limited, or pSivida, together with its subsidiaries, referred to as the “Company”, “consolidated entity” or the “Group”, is incorporated in Western Australia and is committed to the biomedical sector and the development of drug delivery products initially in ophthalmology and oncology.

On May 18, 2001, pSivida re-listed on the Australian Stock Exchange (ASX Code: PSD). pSivida’s shares are also listed on the NASDAQ Global Market under the ticker symbol PSDV, in Germany on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI Securities Code (WKN) 358705), and in the United Kingdom on the OFEX International Market Service (IMS) under the ticker symbol PSD.

The interim financial report was authorized for issue by the Directors on March 27, 2007.

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and Australian Accounting Standards Board (“AASB”) 134 “Interim Financial Reporting”. Compliance with AASB 134 ensures compliance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with Australian Equivalents to International Financial Reporting Standards (“A-IFRS”) have been condensed or omitted. The half-year financial report should be read in conjunction with the annual financial report for the year ended June 30, 2006 and any public announcements made by the Company during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which are measured at fair value. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars ($), unless otherwise noted.

In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended December 31, 2006 are not necessarily indicative of the results that may be expected for the year ending June 30, 2007.

Significant accounting policies

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in our 2006 annual financial report for the year ended June 30, 2006, other than as detailed below. In the current period, we have adopted all of the new and revised standards and interpretations issued by the AASB that were relevant to our operations and effective for annual reporting periods beginning on or after July 1, 2006. Adoption of the new and revised standards and interpretations has not affected the amounts reported.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

A reconciliation of the major differences between A-IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) is included in Note 9.

Extinguishment and modification of debt instruments

Substantial modifications of the terms of an existing financial liability are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the effective interest rate of the original financial liability, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability.

If the modification of terms is accounted for as an extinguishment, any transaction costs or cash and non-cash fees incurred are recognized as part of the gain or loss on the extinguishment. If the modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the original financial liability and are amortized over the remaining term of the modified liability.

Recently issued but not yet adopted A-IFRS pronouncements

In August 2005, the AASB issued AASB 7, “Financial Instruments: Disclosures”. AASB 7 requires disclosure of the significance of financial instruments to an entity’s financial position and performance. The standard requires disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk. AASB 7 is effective for annual reporting periods beginning on or after January 1, 2007.

In September 2006, the AASB issued AASB Interpretation 10, “Interim Financial Reporting and Impairment”. This interpretation clarifies that a reporting entity shall not reverse an impairment loss recognized in a previous interim period in respect of goodwill or investment in either an equity instrument or a financial asset carried at cost. This Interpretation is effective for annual reporting periods beginning on or after November 1, 2006.

In October 2006, the AASB issued AASB101, “Presentation of Financial Statements”. This standard sets out overall requirements for the presentation of financial reports, guidelines for their structure and minimum requirements for their content. AASB 101 is effective for annual reporting periods beginning on or after January 1, 2007.

In February 2007, the AASB issued AASB 8, “Operating Segments”. AASB 8, which replaces AASB 1114, “Segment Reporting”, aligns segment reporting under A-IFRS with the requirements under US GAAP. The new standard uses a “management approach” under which segment information is presented on the same basis as that which is used for internal reporting purposes. AASB 8 is effective for annual reporting periods beginning on or after January 1, 2009.

Going concern basis

The half-year financial report has been prepared on a going concern basis of accounting, which contemplates the continuity of normal business activity, realization of assets and settlement of liabilities in the normal course of business.

At December 31, 2006, we had current assets of $7,805 and current liabilities of $30,247, resulting in net current liabilities of $22,442. Current assets included $5,380 of cash and cash equivalents. For the half-year ended December 31, 2006, we incurred negative operating cash flow of $13,681 and a net loss of $100,742.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

Included in the net loss for the six months ended December 31, 2006 were (a) intangible asset impairment write-downs of $83,352; (b) loss on extinguishment of debt of $16,028 related to modifications of an existing convertible loan agreement; and (c) $3,175 of penalties incurred in connection with delayed registration of American Depositary Shares (“ADSs”) that have been issued, or are issuable, in connection with registration rights agreements. These expenses were partially offset by a deferred income tax benefit of $26,400 primarily attributable to the asset impairment write-downs. This deferred income tax benefit resulted from the reversal of deferred tax liabilities related to intangible assets that were previously recorded through purchase accounting.

The Directors anticipate that the Company will require substantial additional cash resources not only to conduct its operations and develop its products, but also to service its existing borrowing arrangements (assuming that the existing convertible note holders do not exercise their conversion rights).

Having regard to these matters, the Directors are nonetheless of the opinion that the going concern basis upon which the financial report is prepared continues to be appropriate for the following reasons:

(i)
on February 22, 2007 we consummated a private placement sale of 50,044 fully paid ordinary shares to Australian, European and U.S. investors at $0.23 per share to raise $11,510 (US$9,092) before costs. As a result of this additional funding, we believe that we have met the conditions for permanent release from the cash balance requirements associated with the convertible promissory note that was issued on November 16, 2005, as amended;

(ii)
on December 29, 2006 we entered into a further amendment, subject to closing, of our convertible note that was issued on November 16, 2005 (see Note 5), the terms of which included (a) capitalization of interest due; (b) elimination of the minimum cash requirement debt covenant for a period of up to three months; and (c) deferral of a scheduled payment of US$800 ($1,000) for a period of up to three months;

(iii)
the Directors believe that the Company has the capacity to raise additional funding either through the issuance of additional equity or new debt securities to third parties, a combination of debt and equity or collaboration agreements with third parties who are evaluating our drug delivery technologies; and

(iv)
in the event of a future default under the terms of the convertible note that was issued on November 16, 2005, as amended, the Directors believe that the Company will be able to reach agreement on further revisions to the terms of the convertible note without the debt being called.

Notwithstanding the Directors’ expectations noted above, there is substantial doubt as to whether the Company will be able to continue as a going concern. Should the Company not continue as a going concern and pay its debts as and when they fall due, we may be unable to realize our assets and discharge our liabilities in the normal course of business and at the amounts stated in our financial statements.

These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Comparative Information

Where necessary, comparatives have been reclassified and repositioned for consistency with current year presentation.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

2.	Property, plant and equipment

	As at
	December 31,	June 30,
	2006	2006
	$'000	$'000

At cost	6,642	6,817
Accumulated depreciation	(4,878)	(3,677)
	1,764	3,140

3.	Other intangible assets

	As at
	December 31,	June 30,
	2006	2006
	$'000	$'000

At cost	168,697	180,071
Accumulated amortization	(105,516)	(17,964)
	63,181	162,107

4.	Impairment of assets

During the half-year period, our market capitalization decreased to a level substantially below the carrying value of our net assets at December 31, 2006. Also, during December 2006, in response to a need to conserve cash, we implemented certain cost reduction measures. One impact of these measures was a delay in the time period during which we believe certain BrachySil™ product candidates will be approved and begin generating sales. Additionally, during December 2006, our assessment of the probable level of future sales of our Retisert® product decreased as a result of information provided by a third party. In accordance with AASB 136, “Impairment of Assets” (“AASB 136”), these events were indicators of potential asset impairment that required us to compare the carrying value of each of the respective intangible assets, including goodwill, to their estimated recoverable amounts.

Significant intangible assets at December 31, 2006 that were subjected to impairment analysis consisted of the following:

●	Patents and licenses related to our BioSilicon™ technology, for which there are currently no marketed products;

●	Patents related to our Retisert® product, which is marketed by our licensee and for which we receive sales-based royalty payments;

●	In-process research and development (“IPR&D”) related to the ongoing Phase III clinical trials of our Medidur™ for diabetic macular edema (“DME”) product candidate; and

●	IPR&D related to early stage clinical trials of our BrachySil™ product candidates, which utilize our patented BioSilicon™ technology.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

AASB 136 defines the recoverable amount as the higher of “fair value less costs to sell” and “value in use”. We evaluated the recoverable amounts of the above intangible assets as the “fair value less costs to sell”. Based upon the extended period of time expected before the commencement of cash inflows of our product candidates, we determined that this measurement approach would result in larger recoverable amounts than could be expected by using the “value in use” measurement criteria. We estimated costs to sell at 5% of asset fair value on the basis that for assets of an intangible nature the primary cost would be a commission for brokering a sale.

We estimated the future net after-tax cash flows, net of direct costs, of each intangible asset over its expected economic useful life from the measurement date. In preparing the estimated cash flows, various factors were taken into account, including:

(i)	recent discussions with our licensee and the likelihood that our next generation Medidur™ for DME product technology would, if approved, impact future levels of Retisert® sales;

(ii)	recent progress of ongoing clinical trials and the estimated period of time until completion and potential regulatory approvals;

(iii)	known or anticipated competitive products; and

(iv)	projected market size, assumed market penetration and growth rates.

We then determined nominal after-tax discount rates that we believed would be appropriate to value the estimated after-tax net cash flows of the individual intangible assets. In our assessment of an appropriate cost of equity for the Company, we applied a risk-free rate of return of 4.7%, a beta of approximately 2.1% and an estimated market risk premium (the additional return that investors historically expect for holding a well-diversified portfolio of risky assets) of 6%. Additional premiums were then applied to take account of perceived risk profiles and market prospects attributable to each of the intangible assets.

The results of our impairment analysis are summarized in the following table:

				Asset
		Discount	Estimated	Carrying
	Asset	Rate	Recoverable	Value	Impairment
Intangible Asset	Classification	Used	Amount	Dec 31, 2006	Write-down
			$'000	$'000	$'000
Retisert	Patents	22.5%	23,870	74,772	(50,902)
Medidur for DME	IPR&D	27.5%	152,174	31,619	-
BrachySil	Patents	37.5%	7,692	38,064	(30,372)
BrachySil	IPR&D	37.5%	-	2,078	(2,078)
					(83,352)

For goodwill impairment analysis purposes, we identified the Group as the single cash generating unit (“CGU”). We estimated the incremental future net after-tax cash outflows of the Group that were not directly associated with the individual intangible assets analyzed above and applied a discount rate of 17.5% to value the Group’s aggregate net after-tax cash flows. After reducing the carrying value of our individual intangible assets for the impairment write-downs, it was concluded that the estimated recoverable amount of the CGU exceeded consolidated net assets, resulting in no impairment of goodwill.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

5.	Modification and extinguishment of debt instruments

On September 14, 2006, we closed an agreement revising the terms of the subordinated convertible promissory note that was issued on November 16, 2005 to an institutional investor (the “Amended Note”). The Amended Note continues to have a three-year term and to bear 8% interest payable quarterly in arrears in cash or, under certain conditions, at our option, in the form of our NASDAQ-listed ADSs. The terms of the Amended Note included an adjusted conversion price of US$2.00 per ADS, subject to further adjustment based upon certain events or circumstances, including, without limitation, if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 is lower than the then current conversion price. The investor’s optional redemption rights under the original note were replaced by unilateral redemption rights for up to 50% of the Amended Note principal at July 31, 2007 and January 31, 2008. In connection with the amendment, we repaid US$2,500 ($3,300) of the outstanding note principal and agreed to pay US$1,000 ($1,300) in related penalties, which were paid on September 14, 2006. The investor retained its existing warrants to purchase 634 additional ADSs, exercisable for six years at a current exercise price of US$7.17 per ADS. In connection with the amendment, the investor extended the deadline for the registration statement required by the registration rights agreement to be declared effective by the Securities and Exchange Commission (“SEC”) through October 15, 2006, with increased penalties if that deadline were missed. Our registration statement was declared effective on September 29, 2006. We were also released from restrictions on future fundraising transactions contained in the original note documentation. We also granted the investor Series A warrants to purchase 5,700 ADSs exercisable for five years with an exercise price of US$1.80 per ADS, a security interest in our current royalties, subject to release of that security upon any disposition by us of the royalty stream, and a guaranty by our U.S. subsidiary, pSivida Inc.

The present value of the future cash flows of the Amended Note, including the US$1,000 of cash fees paid and the value of the Series A warrants granted, was determined to be substantially different compared to the future cash flows under the original note terms, both discounted using the effective interest rate determined under the original note. We recorded a loss on extinguishment of debt of $11,902 for the six months ended December 31, 2006, which represented the difference between the carrying amount of the original debt instrument and the consideration paid, including the value of the Series A warrants. The Amended Note, embedded derivatives and the Series A warrants were valued using a Binomial Tree Model.

On October 17, 2006, we signed a letter agreement with the investor further revising the terms of the Amended Note. Pursuant to that letter agreement, we were released until March 30, 2007 from the requirement to maintain a net cash balance in excess of 30% of the outstanding principal amount of the Amended Note and instead the net cash balance required to be held by us through that date was reduced to US$1,500 ($2,100). The investor further waived any default that would otherwise have resulted from the unavailability of our resale prospectus until we filed with the SEC our fiscal 2006 audited financial statements reconciled to US GAAP. We filed those financial statements with the SEC on October 31, 2006, thus satisfying the condition in the agreement. In exchange for the foregoing, we agreed to make (i) a one-time payment to the investor of US$800 ($1,000) on December 28, 2006 in satisfaction of registration rights penalties specified under the terms of the September 14, 2006 amendment agreement; and (ii) three payments of US$150 ($205) on January 31, 2007, February 28, 2007 and March 30, 2007.

The present value of the future cash flows of the Amended Note, as further modified, was determined not to be substantially different compared to the future cash flows of the original Amended Note, both discounted using the effective interest rate as determined under the Amended Note dated September 14, 2006. Accordingly, the US$450 ($615) of cash fees and the transaction costs directly related to the October 17, 2006 letter agreement reduced the carrying amount of the Amended Note, subject to amortization over the remaining term at an adjusted effective interest rate.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

On December 29, 2006, we entered into a further amendment agreement with the investor revising the Amended Note (the “Second Amended Note”), pursuant to which the investor agreed, subject to closing, to a general forbearance with respect to any defaults through March 31, 2007 or such earlier date as defined in the amendment agreement, including the following:

•	The investor agreed to allow us to transfer or grant security interests in certain of our assets which would be necessary if we were to complete a pending transaction;
•
The investor agreed to forego the cash interest payment due on January 2, 2007 in favor of adding approximately US$306 ($388) to the outstanding principal amount of the convertible note, which amount represented the value of the ADSs which we would have issued to satisfy the payment had we met certain conditions allowing us to pay the interest with ADSs;

•	The investor agreed to defer our scheduled payment of US$800 ($1,000);
•	The investor agreed to forgive US$770 ($973) of pending registration delay penalties;
•	The investor agreed to amend the debt covenants to release us from the obligation to satisfy a minimum cash balance test of 30% of the outstanding note principal; and
•
The investor agreed that we would have until ten days after March 31, 2007 or such earlier date to file a registration statement with respect to securities issuable on exercise of the investor’s Series A warrants.

In return for the foregoing, we issued to the investor Series C warrants to purchase 1,500 ADSs over five years with an exercise price of US$2.00 per ADS and agreed, upon receipt of required approvals, including shareholder approval, and satisfaction of other closing conditions, as defined, to issue additional Series D warrants to purchase 4,000 ADSs over five years with an exercise price of US$2.00, subject to a potential upward adjustment in the number of warrants, as defined.

The present value of the future cash flows of the Second Amended Note, including the value of the Series C warrants issued, were determined to be substantially different compared to the future cash flows of the Amended Note, both discounted using the effective interest rate as determined under the original Amended Note. We recorded a loss on extinguishment of debt of $4,126 for the six months ended December 31, 2006, which represented the difference between the carrying amount of the Amended Note instrument and the consideration paid, including the value of the Series C warrants.

6.	Issuance of securities

On September 26, 2006, we issued new subordinated promissory notes in the principal amount of US$6,500 ($8,500) to other institutional investors. The notes are convertible into our ADSs at a conversion price of US$2.00 per ADS, subject to adjustment based upon certain events or circumstances, including, without limitation, if 108% of the average market price of our ADSs for the ten trading days prior to April 30, 2007 is lower than the then current conversion price. The notes mature in three years and bear 8% interest payable quarterly in arrears in cash or, under certain circumstances, at our option, in ADSs at an 8% discount to the ten-day volume-weighted-average closing price. We also issued detachable warrants to purchase 2,925 ADSs at an exercise price of US$2.00 per ADS and a term of five years. Under certain conditions, the investors have optional redemption rights to require us to repay 50% of the original principal of the notes at August 14, 2008 and February 14, 2009; provided, however, that each such redemption right is contingent on our initial convertible note dated November 16, 2005, as amended, having been paid in full as of such redemption date. We may redeem the notes at any time by payment of 108% of the face value and may force conversion if our ADS price remains above two times the then current note conversion

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

price for a set period of 25 days. The convertible notes, embedded derivatives and warrants were valued using a Binomial Tree Model.

In November 2006 certain holders of our convertible notes exercised their rights to convert US$531 ($727) of the remaining principal amount of, and US$4 ($6) of associated interest on, the notes into 2,675 ordinary shares.

In December 2006, we issued 14,331 fully paid ordinary shares to Australian and European investors at $0.26 each (US$2.00 ADS equivalent) to raise $3,726 (US$2,940) before costs. Each share was sold along with options to purchase two additional shares exercisable for four years at $0.26 per share. To the extent that the exercise of these options would result in a variable amount of United States dollars (pSivida Limited’s functional currency), the value of the options is treated as a derivative liability and re-valued at each reporting period date. At December 31, 2006, the option value of $2,622 (US$2,069) was included in other financial liabilities in the accompanying condensed consolidated balance sheet.

7.	Contingencies

There are no material contingencies at December 31, 2006.

8.	Subsequent events

On January 9, 2007, we entered into a drug delivery licensing agreement with a U.S. research company to develop our proprietary Durasert™, Zanisert™ and CODRUG™ drug delivery technologies for infectious diseases and diseases of the ear. Under the terms of the license, the research company receives exclusive rights to our technologies for diseases of the ear and for five specific infectious diseases, namely malaria, HIV/AIDS, influenza, tuberculosis, and osteomyelitis. All costs of development will be borne by the research company and we will be entitled to receive royalties and milestone payments. In addition, we granted the research company co-exclusive rights to the Durasert™, Zanisert™ and CODRUG™ drug delivery technologies for other infectious diseases. Under this arrangement either company can elect to convert their co-exclusive rights to exclusive rights for a specific infectious disease indication.

On January 24, 2007, we announced the retirement of Dr. Roger Brimblecombe as our Acting CEO and Executive Chairman of the Board of Directors and, concurrently, the appointments of Dr. Paul Ashton as our Managing Director and Dr. David J. Mazzo as our Non-executive Chairman of the Board of Directors.

On January 29, 2007, we announced that Retisert® was allocated a product-specific reimbursement code by the Center for Medicare Services (“CMS”) in the United States. The new code replaced the prior hospital outpatient code. CMS also published a payment rate for the code of US$19, or 106%, of the average sales price for the product. The new code and the Medicare payment rate are effective as of January 1, 2007. Private issuers may pay at different rates than Medicare.

On February 22, 2007, we issued 50,044 ordinary shares to Australian, European and U.S. investors at $0.23 per share for total proceeds of $11,510 (US$9,092) before costs. Each ordinary share was sold along with options to purchase two additional shares exercisable for four years at an exercise price of $0.23 per share. As a result of this additional funding, we believe that we have met the conditions for permanent release from the cash balance requirements associated with our convertible note that was issued on November 16, 2005, as amended. In addition, the pricing of these units has triggered an adjustment of the conversion price for our outstanding convertible notes from US$2.00 per ADS to the current rate of US$1.62 per ADS.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

9.	Reconciliation to US GAAP

These unaudited condensed consolidated financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from US GAAP. Following is a summary of the adjustments to net loss and total equity required when reconciling such amounts in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-IFRS and US GAAP.

Reconciliation of net loss

The following is a reconciliation of net loss as reported in the condensed consolidated statements of operations under A-IFRS to net loss as adjusted for the effects of the application of US GAAP for the six months ended December 31, 2006 and 2005:

		Six Months Ended December 31,
		2006	2005
		$'000	$'000

Loss for the period in accordance
with A-IFRS		(100,742)	(10,703)

US GAAP adjustments:
Impairment of intangible assets	a	83,352	-
Allocation of convertible note proceeds -
finance costs	b	(1,328)	-
Loss on extinguishment of debt	b	122	-
Fair value of equity instruments issued
as consideration - amortization expense	c	(21)	(21)
In-process research and development	d	-	(34,282)
Sales of stock by subsidiaries -
amortization expense	e	(20)	(20)
Sale and leaseback transaction - deferred gain	f	98	-
Deferred tax effect of US GAAP adjustments		(21,781)	13
Other		(133)	-
Net loss in accordance with US GAAP		(40,453)	(45,013)

Loss per share in accordance with US GAAP
Basic and diluted loss per share	g	(0.10)	(0.20)
Weighted average number of shares -
basic and diluted		397,988	225,327

Reconciliation of total equity

The following is a reconciliation of total equity as reported in the condensed consolidated balance sheets under A-IFRS to total equity as adjusted for the effects of the application of US GAAP as of December 31, 2006 and June 30, 2006:

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

		As at
		December 31, 2006	June 30, 2006
		$'000	$'000

Total equity in accordance with A-IFRS		83,820	175,033

US GAAP adjustments:
Impairment of intangible assets	a	83,352	-
Allocation of convertible note proceeds	b	499	-
Loss on extinguishment of debt	b	122	-
Fair value of equity instruments
issued as consideration	c	33,522	33,543
In-process research and development	d	(36,095)	(36,095)
Sales of stock by subsidiaries	e	253	273
Sale and leaseback transaction	f	199	101
Deferred tax effect of US GAAP adjustments		(21,795)	(14)
Foreign currency translation impact of
US GAAP adjustments		336	(243)
Total equity in accordance with US GAAP		144,213	172,598

Roll- forward analysis of shareholders’ equity under US GAAP

	Six Months Ended December 31,
	2006	2005
	$'000	$'000

Balance in accordance with US GAAP
at beginning of period	172,598	87,650
Issuance of shares, net of issue costs	911	5,167
Issuance of shares and options in connection
with acquisitions, net of issue costs	-	137,718
Share-based compensation attributable to non-vested
ADSs, options and warrants issued	1,069	798
Warrants issued in connection with
convertible note transactions	16,582	1,720
Conversions of convertible notes	696	-
Foreign currency translation adjustment	(7,190)	(41)
Net loss in accordance with US GAAP	(40,453)	(45,013)

Balance in accordance with US GAAP
at end of period	144,213	187,999

Note: The above roll-forward does not include options and warrants issued as settlement of share issue costs as such issuances do not have an impact on net loss or total equity.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

(a)	Impairment of goodwill and long-lived assets

Under A-IFRS and US GAAP, individual intangible assets are tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Under A-IFRS, impairment is recorded when the asset’s carrying value exceeds its recoverable amount. The impairment loss is based on the excess of carrying value over recoverable amount. Under US GAAP, impairment is recorded when the asset’s carrying value exceeds the expected future pre-tax undiscounted cash flows to be derived from the asset. The impairment loss is based on the excess of asset carrying value over fair value. The analysis under A-IFRS resulted in an $83,352 impairment write-down of certain of our intangible assets as more fully described in Note 4. Under US GAAP, there was no indication of impairment on the basis that the expected future pre-tax undiscounted cash flows to be derived from each intangible asset exceeded its carrying value. The resulting US GAAP difference was a $83,352 decrease in pre-tax loss, which is included in the US GAAP reconciliation for the six months ended December 31, 2006. A majority of the $21,795 decrease in deferred income tax benefit is related to the US GAAP difference of the impairment write-downs.

Under A-IFRS and US GAAP, goodwill is not amortized but reviewed for impairment annually and when indicators of potential impairment arise. Under A-IFRS, the impairment test is performed at the cash-generating unit level, being the lowest level to which goodwill can be allocated. The recoverable amount of the cash-generating unit (i.e., the higher of the fair value less costs to sell and value in use) is compared to its carrying amount. The impairment loss is immediately recognized in profit or loss equal to the excess of the carrying amount over the recoverable amount. Under US GAAP, the impairment test is performed at the reporting unit level, being either a business segment or one organization level below. A two step impairment test is performed: (i) the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill; and (ii) if the carrying value of the reporting unit including goodwill exceeds fair value, then goodwill impairment is measured as the excess of the carrying amount of goodwill over its implied fair value. The impairment loss is immediately recognized in profit or loss. As a result of the impairment indicators discussed further in Note 4, the Company tested goodwill for impairment under A-IFRS and US GAAP during the six months ended December 31, 2006, resulting in no goodwill impairment.

(b)	Convertible notes

Upon initial recognition, the proceeds received upon the issuance of a convertible note with detachable warrants are allocated into liability and equity components. In accordance with A-IFRS, the liability component is measured based on the fair value of a similar liability (including any embedded non-equity derivative features) that does not have an associated equity component. The equity component is determined by deducting the liability component from the proceeds received upon the issuance of the notes. A portion of the liability component is then allocated to any embedded derivatives that require bifurcation, at an amount equal to fair value.

In accordance with US GAAP, the proceeds received are first allocated to the convertible note and the detachable warrants on a relative fair value basis. Then, a portion of the convertible note proceeds is allocated to any embedded derivatives, such as the holder’s conversion option, that require bifurcation, at an amount equal to fair value. With respect to the subordinated convertible notes issued on September 26, 2006, the difference under these recognition methods resulted in $1,827 equity value assigned to the detachable warrants under US GAAP compared to $ Nil under A-IFRS. Consequently, the carrying value of the liability component under US GAAP was correspondingly lower, resulting in increased finance costs attributable to the amortization of the debt discount and issue costs over the term of the notes. Amortization of debt discount and issuance costs for the convertible notes during the six months ended December 31, 2006 resulted in a $1,328 increase in US GAAP net loss. For the convertible note issued on November 16, 2005, the initial

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

allocation of proceeds between the liability and equity components was approximately the same under A-IFRS and US GAAP. Accordingly, for the six months ended December 31, 2005, there was no US GAAP difference.

Substantial modifications of the terms of a convertible note are accounted for as an extinguishment of the original liability and the recognition of a new financial liability under both A-IFRS and US GAAP. Under A-IFRS, debt issuance costs associated with the extinguishment of debt are included in the determination of gain (loss) on extinguishment. Under US GAAP, such debt issuance costs are recorded as a deferred asset and amortized from the date of issuance to the stated redemption date(s) of the modified loan. Substantial modifications of our convertible promissory note originally issued on November 16, 2005 resulted in a $122 decrease in net loss under US GAAP for the six months ended December 31, 2006.

(c)	Fair value of equity instruments issued as consideration

Under A-IFRS, the fair value of equity instruments issued as consideration in a purchase business combination is based on the quoted market price as of the date of consummation. Under US GAAP, the fair value of the equity instruments issued to effect a purchase business combination is based on the average quoted market price for a period of two days before and two days after the date the terms of the acquisition are agreed to and announced. The resulting difference in the fair value of the equity instruments issued as consideration in our acquisitions of pSiMedica Limited and Control Delivery Systems, Inc. (“CDS”) resulted in a higher purchase price under US GAAP. Accordingly, for US GAAP purposes, we recorded an increase to the value of identifiable intangible assets, the elated deferred tax liability and goodwill, as appropriate, in connection with the respective purchase price allocations. The increase in the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of the intangibles of 12 years. The resulting difference in additional paid-in capital due to the higher fair value of equity instruments under US GAAP is a permanent difference in the US GAAP reconciliation of equity.

(d)	In-process research and development

Under A-IFRS, IPR&D projects acquired in a business combination are capitalized and remain on the balance sheet, subject to any impairment write-downs. Amortization is charged over the estimated useful life from the point when the assets become available for use. Under US GAAP, such assets are recognized in the opening balance sheet but are then written off immediately to the statement of operations, as the technological feasibility of the IPR&D has not yet been established and it has no alternative future use.

Under A-IFRS, deferred tax is provided for IPR&D assets acquired in a business combination. US GAAP does not provide for deferred tax on these assets, resulting in a reconciling adjustment to deferred tax and goodwill.

As further discussed in Notes 4 and 9(a), a portion of the IPR&D capitalized under A-IFRS was written off during the six months ended December 31, 2006.

(e)	Sales of stock by subsidiaries

In prior periods, certain subsidiaries issued additional shares which resulted in a change in pSivida’s proportionate interest in the respective subsidiaries. Under A-IFRS, the change in pSivida’s proportionate interest in the respective subsidiaries due to share issuances is eliminated on consolidation and therefore is not recognized in the consolidated financial statements. Under US GAAP, the issuance of ordinary shares by a subsidiary is accounted for in accordance with Staff Accounting Bulletin (“SAB”) No. 51, “Accounting For Sales Of Stock By A Subsidiary” (“SAB 51”) which requires the difference between the carrying amount of the parent’s investment in a

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

subsidiary and the underlying net book value of the subsidiary after issuance of ordinary shares by the subsidiary to be reflected as either a gain or loss in the statement of operations or reflected as an equity transaction. We have elected to account for SAB 51 gains and losses resulting from the sale of a subsidiary’s ordinary shares as equity transactions. Accordingly, for US GAAP purposes, we have recorded an adjustment to the value of identifiable intangible assets, the related deferred tax liability and additional paid-in capital for the resulting SAB 51 gains and losses. The adjustment to the value of identifiable intangible assets and the related deferred tax liability is amortized over the estimated useful life of 12 years.

(f)	Sale and leaseback transaction

Prior to the date of the acquisition of CDS (now pSivida Inc), CDS entered into a sale and leaseback transaction in relation to its premises, which resulted in a gain on sale of the premises. Under A-IFRS, the gain on sale is recognized immediately on the date of the transaction, and therefore has been recognized as a pre-acquisition profit in the accounts of CDS for A-IFRS purposes. In accordance with US GAAP, the gain on sale is deferred and amortized on a straight-line basis over the lease period of 36 months.

(g)	Loss per share

Under A-IFRS, loss per share is calculated by dividing loss attributable to members of the parent entity by the weighted average number of shares on issue for the period. Methods of computing loss per share in accordance with US GAAP are documented in SFAS No. 128, “Earnings per Share”.

For the six months ended December 31, 2006 and 2005, there were no differences in the calculation methodology of loss per share under A-IFRS and US GAAP.

Basic and diluted loss per share were identical for all periods presented as potentially dilutive securities, including options, warrants and convertible debt, have been excluded from the calculation of the diluted net loss per common share because the inclusion of such securities would be anti-dilutive.

(h)	Classification differences

Under A-IFRS, the restricted cash associated with the convertible note that was issued on November 16, 2005, as amended, is disclosed as a component of cash and cash equivalents. Under US GAAP, the amount is classified separately from cash and cash equivalents as restricted cash on the face of the balance sheet.

Under A-IFRS, all deferred tax balances are classified as non-current. Under US GAAP, deferred tax assets and liabilities are classified as current and non-current based on the classification of assets and liabilities to which the timing differences relate, or anticipated timing of reversal if they are not associated with any balance sheet items.

Under A-IFRS, debt issuance costs are set off directly against the debt, while under US GAAP, the debt issuance costs are classified as a deferred asset.

Under A-IFRS, the statement of operations presentation does not distinguish between operating and non-operating income (loss). Under US GAAP, interest income, interest and finance costs and loss on extinguishment of debt are classified as components of non-operating income (loss).

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

10.	Additional US GAAP Disclosures

(a)	Development stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (December 1, 2000) to December 31, 2006 - A-IFRS basis:

Period From
Inception of
Development Stage
(Dec 1, 2000) to
December 31, 2006
$'000

Revenue	3,733
Other income	2,111
Research and development - impairment of intangible assets	(83,352)
Research and development - other	(55,640)
Selling, general and administrative	(50,434)
Interest and finance costs	(12,791)
Change in fair value of derivative	6,115
Loss on extinguishment of debt	(16,028)
Foreign exchange gain	742
Loss before income tax	(205,544)
Deferred income tax benefit	42,941
Loss for the period	(162,603)
Loss attributable to minority interest	8,746
Loss attributable to members of the parent entity	(153,857)

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

Cumulative consolidated cash flow statement from the inception of the development stage (December 1, 2000) to December 31, 2006 - A-IFRS basis:

Period From
Inception of
Development Stage
(Dec 1, 2000) to
December 31, 2006
$'000

Cash flows from operating activities
Receipts from customers	2,508
Payments to suppliers, employees and consultants	(28,885)
Research and development expenditure paid	(39,079)
Interest received	2,051
Other income received	265
Income received in advance	487
Interest paid	(1,811)
Net cash used in operating activities	(64,464)

Cash flows from investing activities
Purchase of property, plant and equipment	(6,461)
Proceeds from sale of property, plant and equipment	728
Net cash paid for acquisitions of businesses	(4,033)
Net cash paid for increased interest in subsidiaries	(3,915)
Net cash used in investing activities	(13,681)

Cash flows from financing activities
Proceeds from issue of ordinary shares and options	62,342
Payment of share issue costs	(4,430)
Proceeds from borrowings	29,013
Payment of finance costs	(6,093)
Repayment of borrowings	(3,274)
Equity contributions from minority interest	5,508
Net cash provided by financing activities	83,066

Net increase in cash and cash equivalents	4,921
Cash and cash equivalents at the beginning of the period	597
Effects of exchange rate changes on the balance of cash
held in foreign currencies	(138)
Cash and cash equivalents at the end of the period	5,380

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

Equity issuances from the inception of the development stage (December 1, 2000) to December 31, 2006 - A-IFRS basis:

	Number of	Contributed
	Shares	Equity
	'000	$'000

Balance at inception of development stage - December 1, 2000	62,330	6,060
Issue of shares in connection with placement at $0.30
per share, net of issue costs - December 1, 2000	9,300	2,774
Non-cash issue of shares as consideration for acquisition
at $0.30 per share, net of issue costs - May 10, 2001	10,918	3,274
Balance - June 30, 2001	82,548	12,108
Issue of shares in connection with placement at $0.20 per
share, net of issue costs - November 22, 2001	12,300	2,333
Issue of shares in connection with share purchase plan
at $0.22 per share, net of issue costs - May 9, 2002	999	209
Balance - June 30, 2002	95,847	14,650
Issue of shares in connection with placement at $0.12 per
share, net of issue costs - October 10, 2002	7,000	792
Non-cash issue of shares in lieu of director's fees at
$0.13 per share - November 25, 2002	769	100
Issue of shares pursuant to exercise of stock options at
$0.20 per share - June 19, 2003	300	60
Balance - June 30, 2003	103,916	15,602
Issue of shares in connection with share purchase plan
at $0.24 per share, net of issue costs - August 4, 2003	3,892	932
Issue of shares pursuant to exercise of stock options at
$0.20 per share - August 2003 to May 2004	8,130	1,626
Non-cash issue of shares as consideration for acquisition
at $0.50 per share, net of issue costs - October 6, 2003	13,000	6,162
Issue of shares in connection with placement at $1.09 per
share, net of issue costs - April 20, 2004	19,375	19,308
Issue of shares in connection with placement at $1.16 per
share, net of issue costs - April 23, 2004	5,625	6,328
Balance - June 30, 2004	153,938	49,958

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Number of	Contributed
	Shares	Equity
	'000	$'000

Non-cash issue of shares as consideration for acquisition
at $1.09 per share, net of issue costs - August 5, 2004	49,804	54,259
Issue of shares pursuant to exercise of stock options at
$0.20 per share - July 2004 to December 2004	13,070	2,614
Issue of shares pursuant to exercise of stock options at
$0.40 per share - October 2004 to December 2004	2,200	880
Issue of shares pursuant to exercise of stock options at
$0.50 per share - December 14, 2004	150	75
Issue of shares pursuant to exercise of stock options at
$0.65 per share - December 14, 2004	150	98
Balance - June 30, 2005	219,312	107,884
Issue of shares in connection with PIPE at $0.848 per
share, net of issue costs - September 5, 2005	6,650	4,842
Non-cash issue of shares as consideration for acquisition
at $0.71 per share, net of issue costs - December 30, 2005	159,837	110,806
Non-cash issue of non-vested ADSs to CDS employees in
relation to salaries and wages as part of the CDS
acquisition - December 30, 2005	1,211	-
Issue of shares pursuant to exercise of stock options at
$0.71 per share - April 21, 2006	39	27
Forfeiture of non-vested ADSs issued as part of CDS
acquisition - April 2006	(529)	(291)
Issue of shares pursuant to rights issue at $0.60 per share -
June 15, 2006	10,516	6,147
Amortization of non-vested ADSs issued as part of the
CDS acquisition	-	962
Balance - June 30, 2006	397,036	230,377
Conversions of convertible notes at $0.20 per share -
November 2006	2,675	696
Issue of shares and warrants in connection with placement at
$0.26 per share, net of issue costs - December 29, 2006	14,331	911
Amortization of non-vested ADSs issued as part of the
CDS acquisition	-	1,113
Balance - December 31, 2006	414,042	233,097

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

(b)	Recently issued but not yet adopted US GAAP pronouncements

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as an interpretation of SFAS No. 109, “Accounting for Income Taxes”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. We will be required to implement FIN 48 on July 1, 2007, and are currently assessing the impact of its adoption.

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”), which provides interpretive guidance on how registrants should quantify financial statement misstatements. Under SAB 108, registrants should use both a balance sheet approach and an income statement approach when quantifying and evaluating materiality of a misstatement. The transition provisions of SAB 108 permit a registrant to adjust retained earnings (accumulated deficit) for the cumulative effect of immaterial errors relating to prior years. We are required to adopt SAB 108 in our current fiscal year and are currently assessing the impact of its adoption.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We will be required to implement SFAS 157 on July 1, 2008, and are currently assessing the impact of its adoption.

In December 2006, the FASB issued Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”. This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, “Accounting for Contingencies”. The guidance is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We do not plan to early adopt the provisions of this FSP. We have evaluated this FSP, which will be implemented on July 1, 2007, and do not believe that it will not have a material effect on our financial position or results of operations.

11.	Consolidating financial information

pSivida Inc. is a 100% owned subsidiary of pSivida Limited. In connection with the September 14, 2006 amendment of the convertible promissory note issued on November 16, 2005 to an institutional investor, we granted the investor a security interest in our current royalties and a full and unconditional guaranty by pSivida Inc.

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

The following condensed consolidating financial information has been prepared in accordance with A-IFRS, and reconciled to US GAAP, based on the requirements of the SEC’s Rule 3-10 of Regulation S-X.

	Consolidating Statement of Operations
	Six Months Ended December 31, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Revenue		1,951	395	(226)	2,120
Other income	128	41	26	(76)	119
Research and development - impairment
of intangible assets	-	(50,902)	(32,450)	-	(83,352)
Research and development - other	-	(6,154)	(8,558)	226	(14,486)
Selling, general and administrative	(4,305)	(5,060)	(827)	-	(10,192)
Interest and finance costs	(7,867)	(343)	(76)	76	(8,210)
Change in fair value of derivative	2,707	-	-	-	2,707
Loss on extinguishment of debt	(16,028)	-	-	-	(16,028)
Foreign exchange gain	179	-	1	-	180
Equity in loss of subsidiaries	(75,556)	-	-	75,556	-
Loss before income tax	(100,742)	(60,467)	(41,489)	75,556	(127,142)
Deferred income tax benefit	-	22,806	3,594	-	26,400
Loss for the period	(100,742)	(37,661)	(37,895)	75,556	(100,742)

	Consolidating Statement of Operations
	Six Months Ended December 31, 2005
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Revenue	-	-	42	-	42
Other income	219	-	245	(209)	255
Research and development - other	-	(2)	(9,224)	209	(9,017)
Selling, general and administrative	(3,870)	(1)	(499)	-	(4,370)
Interest and finance costs	(288)	-	-	-	(288)
Foreign exchange gain	305	-	2	-	307
Equity in loss of subsidiaries	(7,069)	-	-	7,069	-
Loss before income tax	(10,703)	(3)	(9,434)	7,069	(13,071)
Deferred income tax benefit	-	-	2,368	-	2,368
Loss for the period	(10,703)	(3)	(7,066)	7,069	(10,703)

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Balance Sheet
	At December 31, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Current assets
Cash and cash equivalents	2,703	1,622	1,055	-	5,380
Trade and other receivables, net	81	1,272	700	-	2,053
Advances to affiliates	12,810	-	1,083	(13,893)	-
Other	8	303	61	-	372
Total current assets	15,602	3,197	2,899	(13,893)	7,805

Non-current assets
Investment in subsidiaries	94,679	-	-	(94,679)	-
Property, plant and equipment, net	28	462	1,274	-	1,764
Goodwill	-	28,078	22,748	-	50,826
Other intangible assets, net	-	55,490	7,691	-	63,181
Total non-current assets	94,707	84,030	31,713	(94,679)	115,771
Total assets	110,309	87,227	34,612	(108,572)	123,576

Current Liabilities
Trade and other payables	2,987	6,732	1,200	-	10,919
Advances from affiliates	1,036	10,075	2,782	(13,893)	-
Deferred revenue	-	1,695	497	-	2,192
Borrowings	6,011	-	-	-	6,011
Other financial liabilities	10,984	-	-	-	10,984
Provisions	-	141	-	-	141
Total current liabilities	21,018	18,643	4,479	(13,893)	30,247

Non-current liabilities
Borrowings	5,471	-	-	-	5,471
Deferred tax liabilities, net	-	4,038	-	-	4,038
Total non-current liabilities	5,471	4,038	-	-	9,509
Total liabilities	26,489	22,681	4,479	(13,893)	39,756
Net assets	83,820	64,546	30,133	(94,679)	83,820

Equity
Issued capital	233,097	169,274	106,655	(275,929)	233,097
Reserves	8,393	608	425	(1,033)	8,393
Deficit accumulated prior to
development stage	(3,813)	-	-	-	(3,813)
Deficit accumulated during
development stage	(153,857)	(105,336)	(76,947)	182,283	(153,857)
Total equity	83,820	64,546	30,133	(94,679)	83,820

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Balance Sheet
	At June 30, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Current assets
Cash and cash equivalents	12,199	792	2,456	-	15,447
Trade and other receivables, net	53	208	740	-	1,001
Advances to affiliates	6,719	-	81	(6,800)	-
Other	13	464	155	-	632
Total current assets	18,984	1,464	3,432	(6,800)	17,080

Non-current assets
Investment in subsidiaries	175,038	-	-	(175,038)	-
Property, plant and equipment, net	57	649	2,434	-	3,140
Goodwill	-	30,354	22,805	-	53,159
Other intangible assets, net	-	118,723	43,384	-	162,107
Total non-current assets	175,095	149,726	68,623	(175,038)	218,406
Total assets	194,079	151,190	72,055	(181,838)	235,486

Current Liabilities
Trade and other payables	1,372	4,615	1,429	-	7,416
Advances from affiliates	-	5,100	1,700	(6,800)	-
Deferred revenue	-	2,155	513	-	2,668
Borrowings	11,220	-	-	-	11,220
Other financial liabilities	2,465	-	-	-	2,465
Provisions	49	144	-	-	193
Total current liabilities	15,106	12,014	3,642	(6,800)	23,962

Non-current liabilities
Borrowings	3,940	-	-	-	3,940
Deferred tax liabilities, net	-	28,946	3,605	-	32,551
Total non-current liabilities	3,940	28,946	3,605	-	36,491
Total liabilities	19,046	40,960	7,247	(6,800)	60,453
Net assets	175,033	110,230	64,808	(175,038)	175,033

Equity
Issued capital	230,377	178,299	103,131	(281,430)	230,377
Reserves	1,584	(392)	727	(335)	1,584
Deficit accumulated prior to
development stage	(3,813)	-	-	-	(3,813)
Deficit accumulated during
development stage	(53,115)	(67,677)	(39,050)	106,727	(53,115)
Total equity	175,033	110,230	64,808	(175,038)	175,033

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Statement of Cash Flows
	Six Months Ended December 31, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Cash flows from operating activities
Receipts from customers	-	526	-	-	526
Payments to suppliers, employees and
consultants	(4,074)	(3,759)	(739)	11	(8,561)
Research and development expenditure paid	-	(969)	(4,218)	214	(4,973)
Interest paid	(391)	(406)		-	(797)
Interest received	52	41	26	-	119
Other revenue received	-	-	230	(225)	5
Net cash used in operating activities	(4,413)	(4,567)	(4,701)	-	(13,681)

Cash flows from investing activities
Purchase of property, plant and equipment	(1)	(51)	(17)	-	(69)
Net cash used in investing activities	(1)	(51)	(17)	-	(69)

Cash flows from financing activities
Proceeds from issue of ordinary shares
and options	529	-	3,325	-	3,854
Payment of share issue costs	(3)	-	-	-	(3)
Proceeds from borrowings	8,512	-	-	-	8,512
Payment of finance costs	(4,854)	-	-	-	(4,854)
Repayment of borrowings	(3,274)	-	-	-	(3,274)
Net financing of controlled entities	(5,551)	5,538	2	11	-
Net cash provided by financing activities	(4,641)	5,538	3,327	11	4,235

Net (decrease) / increase in cash and
cash equivalents	(9,055)	920	(1,391)	11	(9,515)

Cash and cash equivalents at the
beginning of the period	12,200	792	2,455	-	15,447

Effects of exchange rate changes on the
balance of cash and cash equivalents
held in foreign currencies	(443)	(88)	(10)	(11)	(552)
Cash and cash equivalents at the end
of the period	2,702	1,624	1,054	-	5,380

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Statement of Cash Flows
	Six Months Ended December 31, 2005
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Cash flows from operating activities
Payments to suppliers, employees and
consultants	(3,447)	(563)	(273)	27	(4,256)
Research and development expenditure paid	-	-	(5,400)	181	(5,219)
Interest received	220	-	26	-	246
Income received in advance	-	-	494	-	494
Other revenue received	-	-	252	(210)	42
Net cash used in operating activities	(3,227)	(563)	(4,901)	(2)	(8,693)

Cash flows from investing activities
Purchase of property, plant and equipment	(20)	-	(823)	-	(843)
Proceeds from sale of property, plant and
equipment	-	-	21	-	21
Net cash paid for equity increase
in controlled entity	(5,008)	-	5,008	-	-
Net cash paid for acquisition of business	(1,314)	228	-	-	(1,086)
Net cash used in investing activities	(6,342)	228	4,206	-	(1,908)

Cash flows from financing activities
Proceeds from issue of ordinary shares
and options	5,636	-	-	-	5,636
Payment of share issue costs	(469)	-	-	-	(469)
Proceeds from borrowings	20,500	-	-	-	20,500
Payment of finance costs	(607)	-	-	-	(607)
Net financing of controlled entities	(715)	563	150	2	-
Net cash provided by financing activities	24,345	563	150	2	25,060

Net (decrease) / increase in cash and
cash equivalents	14,776	228	(545)	-	14,459

Cash and cash equivalents at the
beginning of the period	10,243	-	2,649	-	12,892

Effects of exchange rate changes on the
balance of cash and cash equivalents
held in foreign currencies	341	(1)	(8)	-	332
Cash and cash equivalents at the end
of the period	25,360	227	2,096	-	27,683

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Reconciliation of Net Loss from A-IFRS to US GAAP
	Six Months Ended December 31, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Loss for the period in accordance
with A-IFRS	(100,742)	(37,661)	(37,895)	75,556	(100,742)

US GAAP adjustments:
Impairment of intangible assets	-	50,903	32,449	-	83,352
Allocation of convertible note proceeds -	-	-	-	-	-
finance costs	(1,328)	-	-	-	(1,328)
Loss on extinguishment of debt	122	-	-	-	122
Fair value of equity instruments issued as
consideration - amortization expense	-	-	(21)	-	(21)
Sales of stock by subsidiaries -
amortization expense	-	-	(20)	-	(20)
Sale and leaseback transaction - deferred gain	-	98	-	-	98
Deferred tax effect of US GAAP adjustments	-	(20,353)	(1,428)	-	(21,781)
Equity in loss of subsidiaries	61,628	-	-	(61,628)	-
Other	(133)	-	-	-	(133)
Net loss in accordance with US GAAP	(40,453)	(7,013)	(6,915)	13,928	(40,453)

	Consolidating Reconciliation of Net Loss from A-IFRS to US GAAP
	Six Months Ended December 31, 2005
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Loss for the period in accordance
with A-IFRS	(10,703)	(3)	(7,066)	7,069	(10,703)

US GAAP adjustments:
Fair value of equity instruments issued as
consideration - amortization expense	-	-	(21)	-	(21)
In-process research and development	-	(34,282)		-	(34,282)
Sales of stock by subsidiaries -
amortization expense	-	-	(20)	-	(20)
Deferred tax effect of US GAAP adjustments	-	-	13	-	13
Equity in loss of subsidiaries	(34,310)	-	-	34,310	-
Net loss in accordance with US GAAP	(45,013)	(34,285)	(7,094)	41,379	(45,013)

PSIVIDA LIMITED AND SUBSIDIARIES
(a development stage enterprise)

NOTES TO THE FINANCIAL STATEMENTS
(in thousands, except per share amounts or as otherwise noted)
(Unaudited)

	Consolidating Reconciliation of Equity from A-IFRS to US GAAP
	At December 31, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Total equity in accordance with A-IFRS	83,820	64,546	30,133	(94,679)	83,820

US GAAP adjustments:
Impairment of intangible assets	-	50,902	32,450	-	83,352
Allocation of convertible note proceeds	499	-	-	-	499
Loss on extinguishment of debt	122	-	-	-	122
Fair value of equity instruments
issued as consideration	-	25,169	8,353	-	33,522
In-process research and development	-	(34,282)	(1,813)	-	(36,095)
Sales of stock by subsidiaries	-	-	253	-	253
Sale and leaseback transaction	-	199	-	-	199
Deferred tax effect of US GAAP adjustments	-	(20,353)	(1,442)	-	(21,795)
Foreign currency translation impact of		-	-
US GAAP adjustments	(47)	736	(353)	-	336
Investment in subsidiaries	59,819	-	-	(59,819)	-
Total equity in accordance with US GAAP	144,213	86,917	67,581	(154,498)	144,213

	Consolidating Reconciliation of Equity from A-IFRS to US GAAP
	At June 30, 2006
			Non-		pSivida
	pSivida	pSivida	Guarantor	Consolidation	Limited
	Limited	Inc	Subsidiaries	Adjustments	Consolidated
	$'000	$'000	$'000	$'000	$'000

Total equity in accordance with A-IFRS	175,033	110,230	64,808	(175,038)	175,033

US GAAP adjustments:
Fair value of equity instruments
issued as consideration	-	25,169	8,374	-	33,543
In-process research and development	-	(34,282)	(1,813)	-	(36,095)
Sales of stock by subsidiaries	-	-	273	-	273
Sale and leaseback transaction	-	101	-	-	101
Deferred tax effect of US GAAP adjustments	-	-	(14)	-	(14)
Foreign currency translation impact of
US GAAP adjustments	-	89	(332)	-	(243)
Investment in subsidiaries	(2,435)	-	-	2,435	-
Total equity in accordance with US GAAP	172,598	101,307	71,296	(172,603)	172,598